Exhibit 99.1

IsoTis Q2 2005 Financial Statements
as filed with SWX Swiss Exchange

LAUSANNE, Switzerland, IRVINE, CA, USA, - August 9, 2005

IsoTis S.A.
Consolidated Statements of Operations-Unaudited
US Dollars

	Three Months Ended 30-Jun-05	Three Months Ended 30-Jun-04	Six Months Ended 30-Jun-05	Six Months Ended 30-Jun-04

Revenues
Product sales	$7,495,931	$6,414,237	$15,303,149	$13,004,852
Government grants	0	12,045	0	37,141
Royalties	38,825	0	38,825	0

Total revenues	7,534,756	6,426,282	15,341,974	13,041,993

Operating expenses
Costs of sales	2,988,246	2,942,624	5,922,259	5,759,165
Research and development	1,320,286	2,629,798	2,436,017	5,462,040
Marketing and selling	2,995,043	3,179,278	5,994,087	6,014,479
General and administrative	2,759,351	4,850,293	5,785,735	8,217,831
Reorganization costs	0	1,793,733	0	1,793,733

Total operating expenses	10,062,926	15,395,726	20,138,098	27,247,248

Loss from operations	(2,528,170)	(8,969,444)	(4,796,124)	(14,205,255)
Interest income and other	354,491	85,756	484,064	229,829
Interest expense and other	(129,424)	(62,750)	(181,137)	(142,146)
Foreign exchange gain/(loss)	5,243,219	(39,705)	8,382,160	1,934,264

Net income(loss) before taxes	2,940,116	(8,986,143)	3,888,963	(12,183,308)
Provision for income taxes	0	0	0	0

Net income(loss)	$2,940,116	$(8,986,143)	$3,888,963	$(12,183,308)
Basic and diluted net income(loss) per share	$0.04	$(0.13)	$0.06	$(0.17)

Weighted average common shares outstanding	70,248,226	69,804,834	70,181,120	69,691,793

IsoTis SA
Consolidated Statements of Shareholders’ Equity

				Accumulated Other Comprehensive Income (Loss)
	Common Shares		Additional Paid-in Capital		Accumulated Deficit	Total Shareholders’ Equity

	Shares	Amount

Balance at January 1, 2005	69,973,289	49,955,146	105,598,590	22,822,269	(114,737,752)	63,638,253
Foreign currency translation adjustment			—	(3,006,851)		(3,006,851)
Net loss					948,847	948,847
Total comprehensive loss						(2,058,004)
Issuance of ordinary shares	204,269	155,898	54,837			210,735
Stock-based compensation	—	—	294,745	—	—	294,745

Balance at March 31, 2005	70,177,558	50,111,044	105,948,172	19,815,418	(113,788,905)	62,085,729
Foreign currency translation adjustment			—	(5,536,309)		(5,536,309)
Net loss					2,940,115	2,940,115

Total comprehensive loss						(2,596,194)
Issuance of ordinary shares	311,069	256,414	124,255			380,669
Stock-based compensation	—	—	91,117	—	—	91,117

Balance at June 30, 2005	70,488,627	50,367,458	106,163,544	14,279,109	(110,848,790)	59,961,321

IsoTis S.A.
Consolidated Statements of Cash Flows-Unaudited

	Six months ended June 30, 2005	Six months ended June 30, 2004

Cash flows provided by operating activities
Net income(loss) from continuing operations	$3,888,962	$(12,183,308)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities:
Depreciation and amortization	1,317,992	2,777,780
Gain of sale of assets	(228,128)	0
Stock-based compensation expense	385,862	160,650
Change in operating assets and liabilities:
Inventories	(22,857)	(2,207,049)
Trade receivables	(906,924)	(1,074,952)
Other current assets	1,007,608	1,751,208
Deferred revenue	146,910	(100,900)
Trade and other payables	(1,997,339)	875,186
Restructuring provision	(673,197)

Net cash flows provided by operating activities	2,918,889	(10,001,385)
Cash flows from investing activities
Purchase of property, plant and equipment	(398,477)	(286,999)
Purchase of intangible assets	0	(367,753)
Change in restricted cash	1,125,661	496,331
Proceeds from sale of property, plant and equipment and assets	966,288	0

Net cash flows provided by investing activities	1,693,472	(158,421)
Cash flow from financing activities
Proceeds from issuance of common shares	591,404	461,166
Repayments of interest-bearing loans and borrowings	(3,863,230)	(981,063)

Net cash flows used in financing activities	(3,271,826)	(519,897)
Gain on cash held in foreign currency	(8,695,760)	(2,162,654)

Net decrease in cash and cash equivalents	(7,355,225)	(12,842,357)
Cash and cash equivalents at beginning of period	25,539,602	50,104,682

Cash and cash equivalents at end of period	$18,184,377	$37,262,325

IsoTis S.A.
Consolidated Balance Sheets-Unaudited

	June 30, 2005	December 31, 2004

Assets
Current assets:
Cash and cash equivalents	$18,184,377	$25,539,603
Restricted cash	2,814,662	3,030,402
Trade receivables, net	5,239,836	4,414,341
Inventories	9,179,093	9,295,435
Unbilled receivables	93,358	435,116
Value added tax receivable	50,318	137,122
Prepaid expenses and other current assets	908,574	2,297,876

Total current assets	36,470,218	45,149,895
Non-current assets:
Restricted cash	3,360,598	4,605,623
Property, plant and equipment, net	2,836,127	3,270,707
Goodwill	16,383,069	16,383,069
Intangible assets, net	15,311,922	16,236,065

Total non-current assets	37,891,716	40,495,464

Total assets	$74,361,934	$85,645,359

Liabilities and shareholders’ equity
Current liabilities:
Trade payables	2,601,202	3,571,784
Accrued liabilities	5,964,916	8,468,782
Deferred revenue	203,974	62,042
Current portion of capital lease obligations	9,912	39,877
Current portion of interest-bearing loans and borrowings	3,077,732	6,796,899

Total current liabilities	11,857,736	18,939,384

Non-current liabilities:
Interest-bearing loans and borrowings	2,542,877	3,067,722

Total non-current liabilities	2,542,877	3,067,722

Total shareholders’ equity	59,981,321	63,638,253

Total liabilities and shareholders’ equity	$74,381,934	$85,645,359